
Qnetic
MECHANICAL BATTERY
4.7
KINGSCROWD
RATED

PITCH VIDEO INVESTOR PANEL

INVEST IN **QNETIC CORPORATION**

Energy storage with zero lithium and zero-degradation

qnetic.energy New York, NY

Technology | B2B | Hardware | Manufacturing | VC-Backed

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. TRACTION: $110m in signed customer LOIs
2. TEAM: Powerhouse of experts in tech, engineering & biz, united to transform energy systems
3. TECH: Fully functional 40%-scale prototype proving our technologies and design architecture
4. PATENTS: 3 applications filed to protect our core innovations
5. KINETIC: Chemistry-free technology, storing energy mechanically for long duration
6. MISSION: Revolutionize the way we store energy to power our planet.
7. MARKET: huge growth with storage demand doubling every 3 years
8. ALREADY FUNDED: Raised $2m, led by SOSV, the world's #1 climate-tech VC

Featured Investors

SOSV
Notable Investor
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Invested $500,000

HAX, Newark, NJ
"SOSV is a global venture capital firm that offers multi-stage investment starting in our deeply resourced, deep tech startup programs, IndieBio and HAX, with locations in New York City, Newark and San Francisco."

Kingscrowd Capital
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Invested $10,000

Kingscrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

Léa Bouhelier-Gautreau, Senior Investment Associate
"We have been watching Qnetic during its first Wefunder raise as it was still in the research stage. Since then, the team delivered on its promises building its prototype and securing $100 million in LOIs from seven customers across three countries, proving its exceptional execution capabilities. Qnetic's flywheel offers a superior, cost-effective energy storage solution compared to lithium-ion batteries and has a real potential to achieve product-market fit. Qnetic is a high-growth investment opportunity, that's why Kingscrowd Capital proudly invested $10,000 in this round."

View Investment Memo



Bjorn Seegers
Syndicate Lead

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Invested $50,000 ⓘ

"I was initially attracted to Qnetic because of its focus on clean energy. What really convinced me to invest, however, was the team. The combined experience of Mike, Malcolm, Loïc, and Mathias—all at high levels in the corporate world before moving into entrepreneurship—really impressed me. When people with that kind of background come together with a shared vision, it's a strong indicator of success. On top of that, I think the product is awesome. They have understood the nuances of the problem and arrived at a stand-out solution. Lithium mining and chemical batteries are big contradictions in the green energy space, but Qnetic offers a genuine alternative. They're serious about making green energy truly sustainable, and that's what sets them apart. With the right financing, I believe this team can accomplish great things."

Our Team



Michael Pratt Founder, CEO

Award-winning product design specialist—16 years' experience in a leading consultancy IDC. Holds patents; has track record of successful, innovative products. Was founding GM and Technical Director, leading delivery of exceptional results for clients.



Loïc Bastard Founder, CTO

Expert in designing & analyzing complex rotating systems with 18 years experience. Former Head of Department at Envision Energy and 10-year veteran of Siemens. Specializes in vibrations, rotor dynamics, and FEA. Awarded China '1000 talents' in 2016.



Malcolm Mathews COO

Global business executive with over 30 years of success leading organizations providing diverse technologies and services across multiple industries and segments. Former CFO, APAC at Johnson Controls, Stanley Black & Decker, Carrier Corporation



Dr. Mathias Mier Head of Quality, Procurement, Head European Office

Almost 40 years in leading roles in renewable energy, e.g. 12y REpower Systems, 5y Envision Energy. Expert in intercultural business, Quality, risk and supplier management. Experience in managing global JV & license agreements.



Amy Shen Director of Business Planning & Strategy

Certified Management Accountant who brings expertise in finance, strategy, and business operations. Amy's role focuses on building finance and control foundations, supporting sustainable business growth, as well as fundraising.

BE PART OF THE FUTURE OF ENERGY

The world is undergoing a massive transition to renewable energy, but there's one piece missing to complete this puzzle—**energy storage**.

Wind and solar energy are abundant but intermittent, creating a need for reliable storage systems that can store energy when production is high and release it when it's low.


ELECTRIFY EVERYTHING
1
USE CLEAN ENERGY
2
USE ENERGY STORAGE
3
ENERGY STORAGE IS THE MISSING PIECE

At **Qnetic**, we're developing a **revolutionary flywheel energy storage system** that addresses this challenge far more efficiently than current technologies.

HOW QNETIC IS SUPERIOR TO LITHIUM-ION LFP

Today the dominant technology for grid scale battery is Lithium-ion LFP (lithium iron phosphate). This technology was the best we had so far, until Qnetic. Here are the reason why customers prefer Qnetic over Lithium-ion.


ADVANTAGES OVER Lithium ion LFP batteries
CAPEX
DOMESTIC CONTENT
DEGRADATION RESISTANCE
Li
HOT/COLD CLIMATE RESISTANCE
LAND EFFICIENCY
Qnetic
CYCLE LIFE

- **Unlimited Lifespan**: Unlike lithium-ion batteries, which degrade over time, Qnetic's system offers **zero capacity fade** over decades of use. That means more revenue for the customer.

- **Cost-Effective:** While the installation cost and land efficiency (kWh/m2) are the same our flywheel technology is projected to be **50% cheaper** than lithium-ion batteries over the long term, saving our clients millions in replacement costs and maintenance.
- **Temperature resilient:** Unlike lithium-ion Qnetic doesn't care about the external temperature making it the perfect battery for locations with cold winters and hot summers.
- **Made locally:** For our US customers our product is made in USA and for our European customers it is made in Europe. Lithium ion LFP battery cells are almost entirely supplied from China.

AN UNPRECEDENTED MARKET MOMENTUM

Qnetic has secured over **$100M in signed Letters of Intent (LOIs)**, including major deals with **AREVON**, Tesla Megapack's number one customer, highlighting strong market confidence in our technology.

SIGNED LOIs WORTH

$100m + **$¾m/year**

hardware revenue | servicing



25 units, ~$6.25m
Developer
Grid-connected storage
MMWEC
(400 units, $80m)
IPP—Renewables integration
-In discussion-
West Boylston Municipal Light Plant
20 units, $5m
GTM customer
BTM peak shaving
AREVON
100 units, ~$20m
(+300 units, $60m)
Developer/operator
Tesla's biggest customer
Co-located solar + storage
SPPK
16 units, ~$4.48m
Developer
Grid-connected storage
JANNEBY
2 units, $500k
WTG test park
Renewable integration
EURECOM
1 units, $250k
Data centre
GRENZLAND Bürgerenergie eG
16 units, $4.48m
Hydrogen electrolyser optimisation


YEAR 1 PRODUCTION
YEAR 2 PRODUCTION
SIGNED LOIs
LEADS
0
100
200
300
400
500
600
700
800
900

We are experiencing tremendous market traction, as industry leaders recognize the need for durable, sustainable storage solutions that outperform traditional batteries. The current LOIs alone provide enough business to cover the first **two years of production** for our U.S. assembly line, positioning Qnetic to rapidly scale and meet the growing demand for advanced energy storage.

HOW QNETIC WORKS

Qnetic charges and discharges electricity like any other battery, but it works differently. Instead of storing energy chemically, Qnetic uses a motor to spin a rotor, converting electricity into kinetic energy. The faster the rotor spins, the more energy it stores, and at top speed, Qnetic is fully charged.

QNETIC MECHANICAL BATTERY

1MWh	250kW	4-12hrs	>85%
CAPACITY	POWER	DISCHARGE	ROUND-TRIP EFFICIENCY

MOTOR GENERATOR

Dual-function Converts electricity to mechanical energy and vice-versa

SUSPENSION BEARING

Support and guide the rotor on a frictionless magnetic cushion

ROTOR

Cumulate kinetic energy by spinning faster and faster

VACUUM SEALED CASING

Removes the losses due to the friction with the air




We didn’t
Reinvent The Wheel,
We Reinvented
The Flywheel.

Thanks to a vacuum and magnetic bearings, the rotor spins friction-free, keeping Qnetic charged and ready to use. When power is needed, the motor switches to generator mode, slowing the rotor down and efficiently converting its kinetic energy back into electricity.


How Qnetic Works ?
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HOW
QNETIC
WORKS
Qnetic
Watch on YouTube

Qnetic vs. Traditional Flywheels

Traditional flywheels are typically designed for short-duration, high-frequency energy applications, focusing on power quality rather than long-term storage.

Qnetic is different—it's specifically engineered for long-duration energy storage, with innovations like advanced magnetic bearings and a low-cost high-speed rotor in a vacuum, allowing it to store more energy for extended periods with minimal losses. This makes Qnetic ideal for bridging the gaps in renewable energy supply.

WHAT WE'VE ACCOMPLISHED SO FAR

- **Working Prototype**: We have built our fully functional 25% scale prototype codenamed ***VEGA**. It* demonstrates the high performance and durability of our system.


Meet Vega: Qnetic's Quarter-Scale Prototype
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HELLO
VEGA!
20kWh
QNETIC
Watch on YouTube

- **Strategic Partnerships**: We've built relationships with leading suppliers and industry experts, positioning Qnetic for rapid growth and scalability.

- **3 core invention patents**: We have successfully protected the core Qnetic technologies around the rotor, the bearing system and our innovative permanent magnet bearing.

OUR TEAM

Our team boasts extensive expertise in business, finance, procurement, logistics and multiple engineering disciples including mechanical, electrical, magnetic and composite materials.


MICHAEL PRATT
Co-founder/CEO
Vision and Strategy
MALCOLM MATHEWS
COO
Operations & Finance
DR. MATHIAS MIER
MD, Qnetic GmbH
Procurement & Quality
LOÏC BASTARD
Co-Founder/CTO
Mechanical Engineering
DR NATHAN MELENBRICK
Material & Engineering advisor
AMY SHEN
Material & Engineering advisor
KEN ERICKSON
Production & logistics advisor
KEVIN WANG
Control & Dynamics & Data Analytics
ALEX SHOER
Commercial Operations advisor
HELMUT HEROLD
Business Development
YEWEI LIANG
CAE & Test
XIE YU
CAE & Composites
JOYCE ZHOU
Marketing & Communication
ART DICKER
Legal advisor
JUNCHENG ZHANG
CAD & Design
JIAHUI ZHU
CAD & Design


SILVIO SEMMER
Electrical Engineering
JÖRG ZEUMER
Power electronics
& Control advisor

With several experts in wind turbines and rotating machinery design, we are exceptionally well equipped to drive Qnetic's ongoing development.

Moving forward, we will further strengthen our engineering expertise and hire professionals in market development and manufacturing.

OUR VISION

We're building the future of energy—a world where renewable energy can power everything, with **no downtime**. Qnetic's flywheel technology can provide **clean, efficient, and reliable energy storage** that can last for decades, helping the world achieve its climate goals.



Example 80MWh battery installation


FOREVER BATTERY:
EVERYTHING LI-ION DOES
UNLIMITED DAILY CYCLING
ZERO DEGRADATION
THIRTY YEARS LIFE
EXTREME TEMPERATURES
NO CHEMICALS
NO FIRES
DOMESTIC PRODUCTION
WE ARE COMMITED


TO BUILD IT

WHY INVEST IN QNETIC NOW?

The demand for **long-duration energy storage** is growing rapidly, and Qnetic is taking charge. Our technology can outperform lithium-ion in every way—longer lifespan, lower costs, and greater sustainability. With **$100M in LOIs** already secured, now is the time to invest in a company that is ready to disrupt the energy storage market.

This is your chance to invest in a technology that has the potential to **revolutionize** how we store and use renewable energy.

Join Qnetic. Invest in the future.

BACKED BY WORLD'S #1 CLIMATE TECH VC

SOSV is the world's #1 most active climate tech VC

Qnetic is invested by SOSV under their *HAX* hard-tech accelerator programme, based in Newark NJ. SOSV focuses on early-stage investments in deep-tech for 'human and planetary health' (check https://sosv.com/ for more information).

We are proud to have their support and leverage. See https://sosv.com/company/qnetic/.

BACKED BY KINGSCROWD CAPITAL

After reviewing Qnetic—see below—Kingscrowd decided to invest from their own fund in Qnetic! We are excited and proud to have Kingscrowd and their participants as an investor.

THIS IS A TOP-RATED OFFERING!

Kingscrowd.com analyses startups and offers rating, analytics, and research, to inform investors like you where to put your money.

At 4.7 out of 5.0, Qnetic's Seed Round is among the top offerings across all platforms.

https://www.kingscrowd.com/qnetic-on-wefunder-2024/ for more info (full report requires an account/subscription).

Qnetic's investment offering has been rated an outstanding 4.7 out of 5.0!

Kingscrowd's investment analysts were sufficiently excited by Qnetic to dedicate a full episode of their *Investment Roundtable* to us. Their deep-dive discussion gives you some 100% independent insights into our unique technology, the massive market, and our customer traction and future conversion to sales:


Qnetic's Flywheel Solution to Energy Storage | Investment Roundta...
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INVESTMENT
ROUNDTABLE
Investing in
Energy Stora
And Qnetic Review
$675K isn't
gonna cut it...
Watch on YouTube

Here is the complete Kingscrowd article covering Qnetic: https://kingscrowd.com/investment-roundtable-episode-011/. *NB—they erroneously state our pilot customer to be MMWEC, which should be WBMLP (West Boylston Municipal Light Plant).*

QNETIC FEATURED ON *UNDECIDED WITH MATT FERRELL!*

Qnetic is **not** the subject of the title *China's Largest Flywheel*, however, the video features Qnetic's Vega prototype being built, and many of the team. Matt's video is quite a good guide but some of his assertions can be improved:

1. Lower hourly energy losses are achievable. Qnetic is targeting 0.5%/hour.
2. Low Capex is achievable with Qnetic's unique approach to the core rotor technology.
3. FESS are not limited to short durations. There is one 4-hour system in the world already, and Qnetic is proving 4–12 hours duration.

4. Matt doesn't mention unit capacity. Qnetic stands alone as a 1MWh technology, compared to a typical existing product in the 10–100kWh range—Qnetic is *one or two orders of magnitude* larger capacity!


How This Mechanical Battery is Making a Comeback
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深圳能源
SHENZHEN ENERGY
's Largest Flywheel
Watch on YouTube

Some additional material...

OUR STORY

Qnetic's origins lie in a three-month, 6,000km bicycle trip. A journey through sun and rain, hills and plains, to find an answer to the question: *"when we are old, forty years from now and looking back on our lives, what did we do that made a positive impact in the world?"*

That journey provided the time and perspective to find the answer.


Our Story: Why We Started Qnetic
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OUR STORY
Watch on YouTube
Qnetic

Our experience as engineers told us that *redefining our energy system* is the key to solving many of the problems facing our planet, and the biggest of all the world's problems is global warming.

The biggest problems are also the biggest opportunities...*Qnetic Disclosure under Section 17b of the Securities Act*

Downloads

Imperial Consultants Qnetic Performance Report.pdf